[Partners Letterhead]

May 2, 2008

Dear Shareholder:

We are pleased to announce that on April 29, 2008 your Board of Directors voted unanimously to enter into a merger agreement with First Clover Leaf Financial Corp. (“First Clover Leaf”).  The strategic business combination of Partners Financial Holdings, Inc. (“Partners”) and First Clover Leaf is expected to close by late third quarter 2008 or early fourth quarter 2008, subject to shareholder and regulatory approval.  Attached is a press release with details of the transaction.

Under the terms of the definitive agreement, each share of Partners common stock will be converted into either 5.7971 shares of First Clover Leaf stock or cash of $56.00.  Shareholders of Partners may elect to receive First Clover Leaf common stock, cash, or a combination of stock and cash, for their shares of Partners common stock, subject to a possible reallocation of their elections in order to ensure that the total mix of consideration in the transaction is 50% stock and 50% cash.  The receipt of First Clover Leaf common stock by Partners shareholders is expected to be a tax-free exchange, although any cash received will be subject to tax.

We wanted to share this exciting news with you and let you know that we believe it presents great opportunities for the shareholders of Partners.  Following the holding company merger, Partners Bank will be merged into First Clover Leaf Bank, resulting in a combined organization with more than $550 million in assets.  The transaction will allow the resulting community bank to expand the scope of its services and should result in increased liquidity for Partners shareholders.

This letter does not constitute an offer of any securities for sale.  You will be receiving proxy material giving you much more detail about the transaction before a special shareholders’ meeting that will be held to vote on the proposed merger.  First Clover Leaf and Partners intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus.  You are urged to read these materials when they become available because they will contain important information about Partners, First Clover Leaf and the merger.

The proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed by First Clover Leaf with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, you may obtain free copies of the documents filed with the SEC by First Clover Leaf by directing a written request to First Clover Leaf Financial Corp., 300 St. Louis Street, Edwardsville, Illinois  62025, Attention: Dennis M. Terry, and free copies of the documents filed with the SEC by Partners by directing a written request to Partners Financial Holdings, Inc., #1 Ginger Creek Meadows, Glen Carbon, Illinois  62034, Attention: Bart J. Solon.

Please note that we still intend to hold the annual meeting of shareholders on Tuesday, May 6, to elect directors.  We look forward to seeing you there.

Sincerely,

/s/ Bart J. Solon

Bart J. Solon
President and CEO